UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DJSP ENTERPRISES, INC.

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G7982P104

(CUSIP Number)

Daniel Eisner, Esq.

PROSKAUER ROSE LLP

1585 Broadway
New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 2, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons: Shri Krishan Gupta

I.R.S. Identification Nos. of above persons (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization      India

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power (1): 0

8. Shared Voting Power: 1,084,000

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 1,084,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11)   9.1%

14. Type of Reporting Person (See Instructions):  IN

(1) Due to the termination of the Voting Agreement described in Item 4, the Reporting Person has sole voting power of all Ordinary Shares beneficially owned by him.

1. Names of Reporting Persons: Raj K Gupta

I.R.S. Identification Nos. of above persons (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization      Canada

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power (1): 0

8. Shared Voting Power: 1,084,000

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 1,084,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11)   9.1%

14. Type of Reporting Person (See Instructions):  IN

(1) Due to the termination of the Voting Agreement described in Item 4, the Reporting Person has sole voting power of all Ordinary Shares beneficially owned by him.

1. Names of Reporting Persons: Nagina Partners LLC

I.R.S. Identification Nos. of above persons (entities only): 27-1676455

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization      United States of America

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power (1): 0

8. Shared Voting Power: 1,084,000

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 1,084,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11)   9.1%

14. Type of Reporting Person (See Instructions):  PN

(1) Due to the termination of the Voting Agreement described in Item 4, the Reporting Person has sole voting power of all Ordinary Shares beneficially owned by him.

1. Names of Reporting Persons: Nagina Engineering Investment Corp.

I.R.S. Identification Nos. of above persons (entities only): 98-0655434

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization      Republic of Mauritius

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power (1): 0

8. Shared Voting Power: 1,073,161

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 1,073,161

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,073,161

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11)   9.0%

14. Type of Reporting Person (See Instructions):  CO

(1) Due to the termination of the Voting Agreement described in Item 4, the Reporting Person has sole voting power of all Ordinary Shares beneficially owned by him.

 ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D (“Statement”) relates is Ordinary Shares, par value $.0001 per share (“Ordinary Shares”) of DJSP Enterprises, Inc., a British Virgin Islands corporation (“Issuer”).  The principal executive offices of the Issuer are located at 900 South Pine Island Road, Suite 400, Plantation, FL 33324.

The Reporting Persons own securities that are exchangeable for 1,084,000 Ordinary Shares on or after January 18, 2011. Such Ordinary Shares are required to be reported on this Statement as beneficially owned by the Reporting Persons because the currently held securities can be exercised into Ordinary Shares of the Issuer within 60 days from the date hereof.

On December 2, 2010, the Amended and Restated Operating Agreement of DAL Group, LLC was amended to provide that the DAL Common Units held by the Reporting Persons are exchangeable for Ordinary Shares on or after January 18, 2011.  Previously, the earliest date on which such units would have been exchangeable for Ordinary Shares was February 1, 2011.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

This Statement is being filed by Shri Krishan Gupta, Raj K. Gupta, Nagina Partners LLC and Nagina Engineering Investment Corp. (collectively, the “Reporting Persons”).

(b)	Residence or Business Address:

The business address of the Reporting Persons is 210 Vivekanand Puri, New Delhi, India.

(c)	Present Principal Occupation and Employment:

Shri Krishan Gupta is a retired business man based in India. Raj K. Gupta is an investor and entrepreneur based in India. Nagina Partners LLC and Nagina Engineering Investment Corp. are family office investment entities.

Shri Krishan Gupta and Nagina Engineering Investment Corp. are members of Nagina Partners LLC and Raj K. Gupta is a Member of the Board of Directors of Nagina Engineering Investment Corp. and President of Nagina Partners LLC.

(d)	Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

Shri Krishan Gupta is a citizen of India. Raj K. Gupta is a citizen of Canada. Nagina Partners LLC is organized in Delaware. Nagina Engineering Investment Corp. is organized in the Republic of Mauritius.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 15, 2010, the Issuer consummated the acquisition of a controlling interest in DAL Group, LLC (“DAL”) pursuant to a Master Acquisition Agreement (the “Acquisition Agreement”) dated as of December 10, 2009.

On January 15, 2010, Nagina Partners, LLC acquired 900,000 DAL Common Units and 460,000 DAL Series B Preferred Units of DAL Group, LLC as a distribution from FlatWorld DAL LLC to its members. FlatWorld DAL LLC received its interest in DAL Group, LLC in exchange for contributing a letter of intent between an affiliate and various members of the Stern Contributors (as defined and described in Item 4.

The DAL Common Units owned by Nagina Partners, LLC are exchangeable into Ordinary Shares of the Issuer on or after January 18, 2011. The DAL Series B Preferred Units have no rights, other than to be exchanged into DAL Common Units on a one for one basis in the event that the Ordinary Shares of the Issuer achieve certain share price targets (see Item 4). Between March 2010 and May 2010, based on the Ordinary Shares of the Issuer achieving certain share price targets, 184,000 DAL Series B Preferred Units owned by the Reporting Persons automatically exchanged into DAL Common Units.

ITEM 4.         PURPOSE OF TRANSACTION

Acquisition Agreement.  On December 10, 2009, the Acquisition Agreement was entered into by and among the Issuer, DAL, Mr. David Stern (“Stern”), the Law Offices of David J. Stern, P.A., (“DJS”), Professional Title and Abstract Company of Florida, Inc. (“PTA”) and Default Services, Inc (“DSI”) (together with Stern, DJS, PTA and DSI are collectively referred to herein as the “Stern Contributors”), DJS Processing, LLC (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC (“PTA LLC”), Default Servicing, LLC (“DSI LLC”) FlatWorld DAL LLC, a Delaware limited liability company (“FlatWorld”), Fortuna Capital Partners LP, a Delaware limited partnership (“Fortuna” and together with FlatWorld, the “Existing Members”), Raj K. Gupta (“Gupta”), and Jeffrey A. Valenty (“Valenty”).  The Acquisition Agreement set forth the framework pursuant to which, on January 15, 2010, (i) PTA and DSI contributed all of their assets and liabilities to PTA LLC and DSI LLC, respectively, and DJS contributed assets and certain liabilities relating to the non-legal processing portion of its operations to DJS LLC, (ii) the membership interests of DJS LLC, PTA LLC and DSI LLC were transferred to DAL, (iii) membership interests of DAL were acquired by the Issuer and the Stern Contributors and (iv) the Consideration was paid.

Unless otherwise indicated, capitalized terms used and not defined herein have the same meaning as set forth in the Acquisition Agreement filed as an exhibit to this Statement and incorporated herein by reference.

FlatWorld Capital LLC (“FlatWorld Capital”) had entered into a letter of intent dated July 16, 2008 with the Stern Contributors, which was subsequently revised and extended on October 28, 2008 (the “Revised LOI”), to acquire the businesses transferred by the Stern Contributors in connection with the Transaction.  The Revised LOI was subsequently contributed to DAL by FlatWorld Capital.  FlatWorld Capital contacted Chardan to provide the equity financing required to complete the Transaction.  As a condition to FlatWorld Capital introducing Chardan to the Stern Contributors, FlatWorld Capital and Chardan entered into an agreement that precluded Chardan from pursuing a transaction with the Stern Contributors without the participation of FlatWorld Capital and its affiliates.  Because of the mutual interest of FlatWorld Capital and Chardan 2008 in pursuing a transaction with the Stern Contributors, such parties agreed to conduct the Transaction with the Stern Contributors through FlatWorld Capital’s affiliate, DAL, which then held the Revised LOI.  Prior to the Transaction, DAL was owned by various affiliates of Gupta and Valenty.  Immediately prior to the Transaction, DAL was owned by FlatWorld and Fortuna, both of which were beneficially owned in their entirety by Gupta and Valenty.  DAL was a non-operating company and had never operated a business prior to the Transaction.

Prior to the Transaction, the existing members of DAL, FlatWorld and Fortuna, held (i) an aggregate of 1,500,000 DAL Common Units; and (ii) an aggregate of 766,667 DAL Series B Preferred Units. Immediately following the closing of the Transaction, Fortuna transferred its membership interest in DAL to FlatWorld; FlatWorld then immediately transferred its resulting membership interest, 60% to Nagina Partners LLC (“Nagina”) and 40% to Valenty. The DAL Common Units held by the Existing Members are exchangeable for Ordinary Shares of the Issuer on a one share per one unit basis, generally at the option of the holder, on or after January 18, 2011, subject to the terms and conditions of the Amended and Restated Operating Agreement of DAL filed as an exhibit to this Statement and incorporated herein by reference.  On December 2, 2010, the Amended and Restated Operating Agreement of DAL was amended to provide that the DAL Common Units are exchangeable for Ordinary Shares on or after January 18, 2011.  Previously, the earliest date on which such units would have been exchangeable for Ordinary Shares was February 1, 2011.

The DAL Series B Preferred Units are divided into five subclasses (Series B-1 through Series B-5).  The DAL Series B Preferred Units have no rights, other than to be converted into DAL Common Units on a one for one basis in the event that the Ordinary Shares of the Issuer achieve the price targets indicated below prior to the fifth anniversary of the closing of the Acquisition Agreement, or in the event of a change in control of DAL or the Issuer within such five-year period; any subclass of DAL Series B Preferred that has not previously converted will convert upon closing of such a transaction if the per share consideration received by holders of Ordinary Shares in the transaction equals or exceeds the price target for that subclass.   Each subclass of the DAL Series B Preferred Units will be convertible into DAL Common Units if the Ordinary Shares of the Issuer trading price achieves the following targets for 10 out of any 30 consecutive trading days prior to the fifth anniversary of the closing of the transactions contemplated by the Acquisition Agreement:

DAL Series B Subclass	Price Target
B-1	$10.00
B-2	$12.50
B-3	$15.00
B-4	$17.50
B-5	$20.00

Between March 2010 and May 2010, based on the Ordinary Shares of the Issuer achieving share prices above $10.00 and $12.50, 184,000 DAL Series B Preferred Units owned by Nagina Partners LLC automatically converted into DAL Common Units.  As a result of the conversion, Nagina Partners LLC owns 1,084,000 DAL Common Units and 276,000 Series B Preferred Units (consisting of 92,000 units of each of Series B-3, Series B-4 and Series B-5). The DAL Common Units owned by Nagina Partners, LLC are exercisable or convertible into Ordinary Shares of the Issuer after January 18, 2011.  Each Member of Nagina Partners, LLC has sole voting and disposition authority of their portion of the DAL Common Units and DAL Series B Preferred Units owned by them on this Statement and the Ordinary Shares of the Issuer into which their DAL Common Units are exchangeable.

The Issuer, Stern Contributors, FlatWorld, Valenty, Nagina and the Principals, who are parties to a voting agreement dated as of January 15, 2010 entered into in connection with the closing of the Acquisition Agreement (the “Voting Agreement”), have agreed to terminate the Voting Agreement. As a result, the Reporting Person do not share voting power with the other parties to the Voting Agreement over the Ordinary Shares that are beneficially owned by them. The Issuer is in the process of obtaining signatures on the termination agreement from a few of the Principals.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of December 2, 2010, the Reporting Persons beneficially own or have the right to acquire the following securities of the Issuer:

Title of Security	Amount	Percentage
Ordinary Shares, par value $.0001 per share	1,084,000	9.1%

The percentage indicated above is based on an aggregate of 11,947,866 Ordinary Shares, including shares issuable upon the exchange of 1,084,000 DAL Common Units to 1,084,000 Ordinary Shares of the Issuer, exchangeable within 60 days, assuming 10,863,866 Ordinary Shares issued and outstanding as reported in the Issuer’s Registration Statement on Form F-1, as supplemented on September 23, 2010.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Persons have sole voting and disposition authority of the Ordinary Shares of the Issuer into which their DAL Common Units are exchangeable.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days other than as described in this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement among the Reporting Persons.*

7.

Master Acquisition Agreement dated as of December 10, 2009, by and among David J. Stern, Law Offices of David J. Stern, Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL, and the Company.**

8.	Amendment and Restated Operating Agreement of DAL.***
9	Termination of Voting Agreement. *
10	First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010. ****
11	Second Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of March 23, 2010. *
12	Third Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of May 3, 2010. *
13	Fourth Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of July 26, 2010. *

14	Fifth Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of October 28, 2010. *
15	Sixth Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of November 19, 2010. *
16	Seventh Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of December 1, 2010. *

*	Filed herewith.

**	Incorporated by reference to the Issuer’s proxy statement filed under cover of Form 6-K dated December 29, 2009.

***	Incorporated by reference to exhibits filed with the Issuer’s Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F, dated January 22, 2010.
****	Incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-34149), as filed with the Securities and Exchange Commission on April 2, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2010
/s/ Shri Krishan Gupta Shri Krishan Gupta
/s/ Raj K. Gupta Raj K. Gupta
Nagina Partners LLC By: /s/ Raj K. Gupta Name: Raj K. Gupta Title: President
Nagina Engineering Investment Corp. By: /s/ Raj K. Gupta Name: Raj K. Gupta Title: President